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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         Peritus Software Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   714006 10 3
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP No. 714006 10 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Greylock Equity Limited Partnership
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization                              Delaware
--------------------------------------------------------------------------------

-----------------      5.   Sole Voting Power                              -0-
Number of Shares      ----------------------------------------------------------
Beneficially
Owned by Each          6.   Shared Voting Power                            -0-
Reporting Person      ----------------------------------------------------------
With:
-----------------      7.   Sole Dispositive Power                         -0-
                      ----------------------------------------------------------

                       8.   Shared Dispositive Power                       -0-
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person          -0-
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)                     0%
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)                           PN
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                               Page 2 of 9 pages

CUSIP No. 714006 10 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Greylock Equity GP Limited Partnership
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                             Delaware

--------------------------------------------------------------------------------

----------------------      5.   Sole Voting Power                         -0-
Number of Shares          ------------------------------------------------------
Beneficially                6.   Shared Voting Power                       -0-
Owned by Each             ------------------------------------------------------
Reporting Person            7.   Sole Dispositive Power                    -0-
With:                     ------------------------------------------------------
-----------------------     8.   Shared Dispositive Power                  -0-

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                           PN

--------------------------------------------------------------------------------


                               Page 3 of 9 pages

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CUSIP No. 714006 10 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Henry F. McCance
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------

----------------------      5.   Sole Voting Power                         -0-
Number of Shares           -----------------------------------------------------
Beneficially                6.   Shared Voting Power                       -0-
Owned by Each              -----------------------------------------------------
Reporting Person            7.   Sole Dispositive Power                    -0-
With:                      -----------------------------------------------------
----------------------      8.   Shared Dispositive Power                  -0-

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                      0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                            IN

--------------------------------------------------------------------------------


                               Page 4 of 9 pages


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CUSIP No. 714006 10 3


ITEM 1(a)      NAME OF ISSUER:

               Peritus Software Services, Inc.


ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               112 Turnpike Road, Suite 111
               Westborough, MA  01581


ITEM 2(a)      NAME OF PERSON FILING:

               Greylock Equity Limited Partnership ("GELP"); Greylock Equity GP Limited Partnership ("GEGPLP"), the General Partner of GELP; Henry F. McCance, the Managing General Partner of GEGPLP ("Managing Partner").


ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the reporting persons is:

               One Federal Street
               Boston, Massachusetts  02110


ITEM 2(c)      CITIZENSHIP:

               GELP is a limited partnership organized under the laws of the State of Delaware. GEGPLP is a limited partnership organized under the laws of the State of Delaware.
               Mr. McCance is a citizen of the United States.


ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share (the "Common Stock").


ITEM 2(e)      CUSIP Number:

               714006 10 3


ITEM 3         DESCRIPTION OF PERSON FILING:

               Not applicable.


ITEM 4         OWNERSHIP(1):

               (a)  AMOUNT BENEFICIALLY OWNED:

                    GELP does not beneficially own shares of Common Stock. GEGPLP, the General Partner of GELP, does not beneficially own any shares of Common Stock. Mr. McCance does not beneficially own any shares of Common Stock. The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.


--------------------
(1) As of December 31, 1999.


                               Page 5 of 9 pages

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CUSIP No. 714006 10 3



               (b)  PERCENT OF CLASS:

                    GELP:                          0%
                    GEGPLP:                        0%
                    Mr. McCance:                   0%

               (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                    (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                    GELP may not be deemed to have sole power to vote and dispose of any shares of Common Stock. GEGPLP, the General Partner of GELP, may not be deemed to have sole power to vote and dispose of any shares of Common Stock. Mr. McCance does not have power to vote and dispose of any shares of Common Stock.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               This statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10        CERTIFICATION:

               Not applicable.



                               Page 6 of 9 pages
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CUSIP No. 714006 10 3



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: April 17, 2000


                                      GREYLOCK EQUITY LIMITED PARTNERSHIP

                                      By: Greylock Equity GP Limited Partnership
                                          General Partner


                                          By: /s/ Henry F. McCance
                                              ----------------------------------
                                             Henry F. McCance
                                             Managing General Partner


                                      GREYLOCK EQUITY GP LIMITED PARTNERSHIP

                                              /s/ Henry F. McCance
                                      By: --------------------------------------
                                         Henry F. McCance
                                         Managing General Partner


                                              /s/ Henry F. McCance
                                      -----------------------------------------
                                      Henry F. McCance



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